SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______________________
FORM 6-K
REPORT OF A FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For April 2013
Commission File Number 0-28800
______________________
DRDGOLD Limited
Quadrum Office Park
Building 1
50 Constantia Boulevard
Constantia Kloof Ext 28
Roodepoort, South Africa, 1709
(Address of principal executive offices)
______________________
Indicate by check mark whether the registrant files or will file annual reports under cover of Form
20-F or Form 40-F.
Form 20-F            Form 40-F
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.
Yes            No
If ''Yes'' is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): N/A

Attached to the Registrant Form 6-K filing for the month of April 2013, incorporated by reference herein:
Exhibit
99.1     Release dated April 25, 2013, entitled “REPORT TO SHAREHOLDERS FOR THE
QUARTER AND NINE MONTHS ENDED 31 MARCH 2013”.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
DRDGOLD LIMITED
Date: April 25, 2013 By: /s/ Themba Gwebu
Name: Themba Gwebu
Title: Company Secretary

FOR THE QUARTER Q3 2013 v Q3 2012
• Gold production up 3% to 35 976 oz
 • Gold revenue up 16% to R531.0 million
 • Operating profit up 5% to R170.7 million
 • Cash operating costs up 3% to US$1 111/oz
 • Headline earnings up 17% to 14 cps
FOR THE NINE MONTHS FY2013 v FY2012
• Gold production up 7% to 110 822 oz
 • Gold revenue up 20% to R1 638.4 million
 • Operating profit up 15% to R583.1 million
 • Cash operating costs up 1% to US$1 091/oz
 • Headline earnings up 51% to 59 cps
REPORT TO
SHAREHOLDERS
REVIEW OF OPERATIONS
Quarter
Quarter
% change
Quarter    9 months to
9 months to
% change
Mar 2013
Mar 2012
Dec 2012
31 Mar 2013
31 Mar 2012
Gold production
Continuing operations
oz
35 976
34 947 3 39 031
110 822
103 492 7
kg
1 119
1 087 3 1 214
3 447
3 219 7
Discontinued operations oz
–
25 946 – –
–
84 622 –
kg
–
807 – –
–
2 632 –
Group oz
35 976
60 893 (41) 39 031
110 822
188 114 (41)
kg
1 119
1 894 (41) 1 214
3 447
5 851 (41)
Gold production sold
Continuing operations
oz
35 976
34 947 3 39 031
112 912
105 453 7
kg
1 119
1 087 3 1 214
3 512
3 280 7
Discontinued operations oz
–
25 946 – –
–
84 622 –
kg
–
807 – –
–
2 632 –
Group oz
35 976
60 893 (41) 39 031
112 912
190 075 (41)
kg
1 119
1 894 (41) 1 214
3 512
5 912 (41)
Cash operating costs
Continuing operations
US$ per oz
1 111
1 074 3 1 017
1 091
1 075 1
ZAR per kg
319 065
267 044 19 284 425
302 405
263 614 15
Discontinued operations US$ per oz – 1 391 – – – 1 378 –
ZAR per kg
–
346 875 – –
–
338 341 –
Group US$ per oz
1 111
1 209 (8) 1 017
1 091
1 211 (10)
ZAR per kg
319 065
301 059 6 284 425
302 405
297 229 2
Notional cash expenditure*
Continuing operations
US$ per oz
1 423
1 225 16 1 323
1 387
1 268 9
ZAR per kg
408 272
304 972 34 369 632
384 475
311 376 23
Discontinued operations US$ per oz – 1 496 – – – 1 487 –
ZAR per kg – 372 914 – – – 365 239 –
Group US$ per oz
1 423
1 340 6 1 323
1 387
1 367 1
ZAR per kg
408 272
333 921 22 369 632
384 475
335 606 15
Gold price received
US$ per oz
1 647
1 691 (3) 1 714
1 683
1 702 (1)
ZAR per kg
474 482
421 420 13 478 309
466 506
417 832 12
Capital expenditure
US$ million
11.2
8.0 40 11.9
32.8
29.4 12
ZAR million
99.8
62.2 60 103.5
282.9
224.5 26
* Notional cash expenditure (NCE) is deﬁned as cash operating costs plus capital expenditure, which include exploration and growth capital. NCE is reported on a per kilogram and per ounce basis.
All ﬁgures used in this report represent continuing operations, unless speciﬁed otherwise.
(Incorporated in the Republic of South Africa) • Registration No.1895/000926/06 / JSE share code: DRD • ISIN: ZAE 000058723 • NYSE trading symbol: DRD • (“DRDGOLD” or “the Group”)
for the quarter and nine months ended 31 March 2013
GROUP RESULTS: KEY FEATURES

DRDGOLD LIMITED
SHAREHOLDER REPORT Q3 FY2013
DEAR
SHAREHOLDER
As the new Crown/Ergo pipeline continues to settle, increasingly we are starting to understand what to expect from Ergo’s current
Brakpan carbon-in-leach (“CIL”) circuit in our effort to achieve steady-state performance. Volume delivery into our plants was steady, and gold production was marginally better than the average quarterly production over the last two years.
Headline earnings per share (“HEPS”) in Q3 FY2013 were 17% higher at 14 South African cents compared with Q3 FY2012. This was on the back of a 16% increase in gold revenue to R531.0 million, ﬂowing both from a 3% increase in gold production to 35 976oz and a higher average Rand gold price received of R474 482/kg. After accounting for net operating costs of R360.3 million, operating proﬁt was
5% higher at R170.7 million.
Free cash ﬂow in Q3 FY2013 was up 16% from R73.7 million to R85.7 million compared to Q3 FY2012.
Gold production for the ﬁrst nine months of FY2013 was 7% higher at 110 822oz compared with the ﬁrst nine months of FY2012.
Together with a higher Rand gold price received of R466 506/kg, this delivered a 20% rise in gold revenue to R1 638.4 million. Cash operating costs were well contained to US$1 091/oz – a 1% increase – and operating proﬁt was 15% higher at R583.1 million, yielding a 51% increase in HEPS to 59 South African cents.
Compared to Q2 FY2013, gold production was down 3 055oz due to marginally lower head-grades into the Brakpan plant.
Total production and free cash ﬂows, namely for both continued and discontinued operations for the nine months to March 2013 are lower than the comparative period in FY2012 following the disposal of Blyvooruitzicht, in Q4 2012.
STOCK TRADED
JSE
NYSE*
Average volume for the quarter per day ('000)
649
1 111
% of issued stock traded (annualised)
44
75
Price • High
R7.55
$0.859
• Low
R6.14
$0.676
• Close
R7.16
$0.782
* This data represents per share data and not ADS data – one ADS reﬂects ten ordinary shares
SHAREHOLDERS INFORMATION
Issued capital
385 383 767 ordinary no par value shares
6 205 559 treasury shares held within the group
5 000 000 cumulative preference shares
Total ordinary no par value shares issued and committed: 389 318 124
MARKET CAPITALISATION
As at 31 March 2013
(ZARm)
2 759.3
As at 31 December 2012
(ZARm)
2 543.5
As at 31 March 2013
(US$m)
301.4
As at 31 December 2012
(US$m)
292.9

DETAILED OPERATIONAL REVIEW
ERGO
Q3 FY2013 V Q3 2012
Gold production was 3% higher at 35 976oz due to a 3% increase in throughput to 5 766 000t. Yield was steady at 0.194g/t. Improved throughput reﬂects the positive impact of both continued stabilisation in the operating parameters of the new Crown/Ergo pipeline and de-commissioning of the Crown plant.

Notwithstanding a 3% increase in cash operating unit costs to US$1 111/oz due to increased volumes and annual price increases, operating proﬁt rose by 5% to R170.7 million, a consequence both of the increase in gold production and a 13% improvement in the average rand gold price received to R474 482/kg. Capital expenditure was 60% higher at R99.8 million, reﬂecting on-going development of the ﬂotation/ﬁne-grind circuit at the Brakpan plant.
First nine months of FY2013 v ﬁrst nine months of FY2012
An 8% increase in throughput to 17 430 000t offset the effect of a slight decline in yield to 0.198g/t, resulting in a 7% rise in gold production to 110 822oz. The Crown/Ergo pipeline coming on stream and the Crown plant de-commissioning were the primary contributors to higher throughput.

Cash operating unit costs were contained to US$1 091/oz. This, together with the increase in gold production and a 12% strengthening in the average Rand gold price received to R466 506/kg, resulted in operating proﬁt increasing by 15% to R583.1 million. Capital expenditure, 26% higher at R282.9 million, was directed mainly towards the ﬂotation/ﬁne-grind project.
ERPM, ZIMBABWE
As reported last quarter, we intend to dispose of our ERPM underground mining asset in South Africa and our exploration assets in Zimbabwe. Various expressions of interest have been received and these are being assessed, our objective being to secure the best deals that maximise value for shareholders.
LOOKING AHEAD
As we move into the exciting commissioning phase of the new ﬂotation/ﬁne-grind circuit at Ergo’s Brakpan plant – our ﬁrst delivery from our ongoing research and development programme – we are cautiously optimistic about this project’s ability to deliver into targeted operating and ﬁnancial performance. Meantime, as our strategic capital commitments come to an end, we remain focused on maximising the operating and ﬁnancial capabilities of the Brakpan plant’s CIL circuit. A key element here is improved productivity, both at operational and individual employee level.
Niël Pretorius
Chief Executive Ofﬁcer
25 April 2013

DRDGOLD LIMITED SHAREHOLDER REPORT Q3 FY2013
The condensed consolidated ﬁnancial statements are prepared in accordance with the recognition and measurement principles of International
Financial Reporting Standards (“IFRS”), and South African Statements and Interpretations of Statements of Generally Accepted Accounting Practice
(AC 500 Series). The accounting policies adopted are in line with IFRS and are consistent with those applied in the annual ﬁnancial statements for the year ended 30 June 2012.
CONDENSED CONSOLIDATED STATEMENT OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME
Quarter
Mar 2013
Rm
Unaudited
Quarter
Mar 2012
Rm
Unaudited
Quarter
Dec 2012
Rm
Unaudited
9 months to
31 Mar 2013
Rm
Unaudited
9 months to
31 Mar 2012
Rm
Unaudited
Continuing operations
Gold and silver revenue
531.0
458.3 580.6
1 638.4
1 370.7
Net operating costs
(360.3)
(296.1)
(341.9)
(1 055.3)
(863.3)
Cash operating costs
(357.0)
(290.3) (345.3)
(1 042.4)
(848.6)
Movement in gold in process
(3.3)
(5.8)
3.4
(12.9)
(14.7)
Operating proﬁt
170.7
162.2 238.7
583.1
507.4
Depreciation
(34.7)
(31.7) (33.9)
(102.8)
(89.5)
Movement in provision for environmental rehabilitation
(19.1)
(9.8) (16.2)
(45.3)
(22.9)
Retrenchment costs
–
– (0.6)
(0.6)
–
Net operating proﬁt
116.9
120.7 188.0
434.4
395.0
Environmental rehabilitation costs
(11.5)
(13.5) (12.5)
(41.2)
(37.3)
Corporate, administration and other expenses
(32.6)
(32.5) (36.0)
(102.6)
(85.1)
Share-based payments
(1.4)
(0.8) (1.6)
(3.3)
(2.5)
Net loss on ﬁnancial liabilities measured at amortised cost
–
– –
–
(7.1)
Proﬁt on disposal of assets
8.6
– 0.1
11.2
–
Finance income
16.1
5.9 8.2
57.9
16.7
Finance expenses
(2.8)
(2.8) (3.2)
(10.0)
(8.8)
Proﬁt before taxation
93.3
77.0 143.0
346.4
270.9
Income tax
–
(11.2) 2.9
12.8
(25.6)
Deferred tax
(12.4)
(8.3) (21.9)
(61.0)
(68.7)
Proﬁt after taxation
80.9
57.5 124.0
298.2
176.6
Discontinued operations
Proﬁt for the period from discontinued operations
–
6.9 –
–
136.0
Net proﬁt for the period
80.9
64.4 124.0
298.2
312.6
Attributable to:
Equity owners of the parent
62.1
49.9 93.0
233.7
250.6
Non-controlling interest
18.8
14.5 31.0
64.5
62.0
80.9
64.4 124.0
298.2
312.6
Other comprehensive income
Foreign exchange translation and other
1.3
1.4 0.5
6.7
(1.8)
Net gain on an available-for-sale ﬁnancial asset
–
– –
0.3
–
Mark-to-market of available-for-sale investments
(10.6)
– 3.6
(43.3)
–
Total comprehensive income for the period
71.6
65.8 128.1
261.9
310.8
Attributable to:
Equity owners of the parent
52.8
51.3 97.1
197.4
248.8
Non-controlling interest
18.8
14.5 31.0
64.5
62.0
71.6
65.8 128.1
261.9
310.8

CONDENSED CONSOLIDATED STATEMENT OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME
Quarter
Mar 2013
Rm
Unaudited
Quarter
Mar 2012
Rm
Unaudited
Quarter
Dec 2012
Rm
Unaudited
9 months to
31 Mar 2013
Rm
Unaudited
9 months to
31 Mar 2012
Rm
Unaudited
Reconciliation of headline earnings
Net proﬁt
62.1
49.9 93.0
233.7
250.6
Adjusted for
– Proﬁt on disposal of assets
(8.6)
– (0.1)
(11.2)
–
– Non-controlling interest in headline earnings adjustment
0.9
– 0.1
1.6
–
– Taxation thereon
0.6
– –
1.1
–
Headline earnings
55.0
49.9 93.0
225.2
250.6
Headline earnings per share-cents
– From continuing operations
14
12 25
59
39
– From total operations
14
13 25
59
65
Basic earnings per share-cents
– From continuing operations
17
12 25
62
39
– From total operations
17
13 25
62
65
Diluted headline earnings per share-cents
14
13 25
59
65
Diluted basic earnings per share-cents
16
13 25
61
65
Calculated on the weighted average ordinary shares issued of :
379 178 208
384 229 290
379 178 208    379 178 208
384 766 369
CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION
As at
31 Mar 2013
Rm
As at
30 Dec 2012
Rm
As at
31 Mar 2012
Rm
Notes
Unaudited
Unaudited
Unaudited
Assets
Non-current assets
2 180.3
2 105.6 1 735.2
Property, plant and equipment
1 838.4
1 767.9 1 584.2
Non-current Investments and other assets
141.0
141.7 10.8
Environmental rehabilitation trust funds and investments
181.8
182.0 104.8
Deferred tax asset
19.1
14.0 35.4
Current assets
658.3
664.8 798.5
Inventories
111.1
104.1 81.6
Trade and other receivables
136.9
162.3 118.6
Cash and cash equivalents 1
410.3
398.4 379.8
Assets classiﬁed as held for sale
–
– 218.5
Total assets
2 838.6
2 770.4 2 533.7
Equity and Liabilities
Equity
1 765.8
1 755.2 1 482.7
Equity of the owners of the parent
1 474.6
1 482.8 1 448.8
Non-controlling interest
291.2
272.4 33.9
Non-current liabilities
810.0
778.1 628.2
Loans and borrowings 2
145.7
146.3 –
Post-retirement and other employee beneﬁts
6.2
6.1 5.9
Provision for environmental rehabilitation
546.1
527.1 464.9
Deferred tax liability
112.0
98.6 157.4
Current liabilities
262.8
237.1 422.8
Trade and other payables
238.8
215.0 239.9
Loans and borrowings 2
24.0
22.1 30.6
Liabilities classiﬁed as held for sale
–
– 152.3
Total equity and liabilities
2 838.6
2 770.4 2 533.7

DRDGOLD LIMITED
SHAREHOLDER REPORT Q3 FY2013
CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
Quarter
Quarter
Quarter
9 months to
9 months to
Mar 2013
Rm
Unaudited
Mar 2012
Rm
Unaudited
Dec 2012
Rm
Unaudited
31 Mar 2013
Rm
Unaudited
31 Mar 2012
Rm
Unaudited
Balance at the beginning of the period
1 755.2
1 439.0 1 657.6
1 633.9
1 219.2
Share capital issued
(0.2)
– 0.3
(0.2)
1.8
– for share options exercised
–
– –
–
1.8
– for costs
(0.2)
– 0.3
(0.2)
–
Increase in share-based payment reserve
0.3
0.8 0.3
0.9
2.7
Net proﬁt attributable to equity owners of the parent
62.1
49.9 93.0
233.7
250.6
Net proﬁt attributable to non-controlling interest
18.8
14.5 31.0
64.5
62.0
Dividends paid on ordinary share capital
(53.1)
– 0.6
(91.0)
(28.9)
Dividends paid to non-controlling interest
(8.1)
– (7.6)
(15.7)
–
Treasury shares acquired
–
(22.9) –
–
(22.9)
Fair value adjustment on available-for-sale investments
(10.6)
– 3.6
(43.3)
–
Share Option Scheme buy-out
–
– (24.1)
(24.1)
–
Other comprehensive income
1.4
1.4 0.5
7.1
(1.8)
Balance as at the end of the period
1 765.8
1 482.7 1 755.2
1 765.8
1 482.7
CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS
Quarter
Mar 2013
Rm
Unaudited
Quarter
Mar 2012
Rm
Unaudited
Quarter
Dec 2012
Rm
Unaudited
9 months to
31 Mar 2013
Rm
Unaudited
9 months to
31 Mar 2012
Rm
Unaudited
Net cash inﬂow from operations
179.7
141.5 212.5
424.8
503.3
Net cash outﬂow from investing activities
(108.0)
(67.8) (126.5)
(319.8)
(240.1)
Net cash (out)/inﬂow from ﬁnancing activities
(59.8)
(23.1) (97.5)
6.8
(142.5)
Loans and other
(1.0)
(0.2) (53.8)
109.9
(73.5)
Treasury shares acquired
–
(22.9) –
–
(22.9)
Dividends paid to owners of the parent
(52.5)
– (37.9)
(91.0)
(28.9)
Dividends paid to non-controlling interest holders
(6.3)
– (5.8)
(12.1)
(17.2)
Increase/(decrease) in cash and cash equivalents
11.9
50.6 (11.5)
111.8
120.7
Opening cash and cash equivalents
398.4
329.2 409.9
298.5
259.1
Closing cash and cash equivalents
410.3
379.8 398.4
410.3
379.8
Reconciliation of net cash inﬂow from operations
Proﬁt before taxation
93.3
77.0 143.0
346.4
270.9
Proﬁt from discontinued operations
–
6.9 –
–
136.0
93.3
83.9 143.0
346.4
406.9
Adjusted for:
Movement in gold in process
3.3
7.0 (3.4)
12.9
20.4
Depreciation and impairment
34.7
33.4 33.9
102.8
92.9
Movement in provision for environmental rehabilitation
19.1
10.8 16.2
45.3
22.7
Share-based payments
1.4
0.8 1.6
3.3
2.7
Loss on ﬁnancial liabilities measured at amortised cost
–
– –
–
7.1
Proﬁt on disposal of assets
(8.6)
– (0.1)
(11.2)
–
Finance expense and unwinding of provisions
0.2
2.3 0.3
1.6
7.9
Growth in Environmental Trust Funds
(1.4)
(1.9) (1.3)
(4.2)
(5.5)
Other non-cash items
(2.2)
0.1 (4.0)
(7.5)
(2.8)
Taxation paid
–
(1.7) 3.0
10.0
(10.2)
Working capital changes
39.9
6.8 23.3
(74.6)
(38.8)
Net cash inﬂow from operations
179.7
141.5
212.5
424.8
503.3

Notes to the ﬁnancial statements
1.   Cash and cash equivalents
Included in cash and cash equivalents is restricted cash of R69.5 million.
2.   Loans and borrowings
Included in loans and borrowings is a Domestic Medium Term Note Programme (“DMTN Programme”) under which DRDGOLD can issue notes from time to time. DRDGOLD raised a total of R165 million under the DMTN Programme in July and September 2012. The different unsecured notes issued mature 12 (R20.0 million), 24 (R69.5 million) and 36 (R75.5 million) months from the date of issue and bear interest at the three month Johannesburg
Inter-bank Acceptance Rate (JIBAR) rate (currently 5.125%) plus margin ranging from 4% to 5% per annum.
KEY OPERATING AND FINANCIAL RESULTS (Unaudited)
Ore milled (t000) (metric) (imperial)
Mar 2013 Qtr
5 766
6 356
Dec 2012 Qtr 6 066 6 687
Mar 2013 Ytd 17 430 19 213
Yield (g/t) (oz/t) (metric) (imperial)
Mar 2013 Qtr
0.194
0.006
Dec 2012 Qtr 0.200 0.006
Mar 2013 Ytd 0.198 0.006
Gold produced (kg) (oz) (metric) (imperial)
Mar 2013 Qtr
1 119
35 976
Dec 2012 Qtr 1 214 39 031
Mar 2013 Ytd 3 447 110 822
Cash operating costs (ZAR/kg) (US$/oz)
Mar 2013 Qtr
319 065
1 111
Dec 2012 Qtr 284 425 1 017
Mar 2013 Ytd 302 405 1 091
Notional cash expenditure (ZAR/kg)(US$/oz)
Mar 2013 Qtr
408 272
1 423
Dec 2012 Qtr 369 632 1 323
Mar 2013 Ytd 384 475 1 387
Cash operating costs (ZAR/t) (US$/t)
Mar 2013 Qtr
62
6
Dec 2012 Qtr 57 6
Mar 2013 Ytd 60 6
Gold and Silver revenue (ZAR million) (US$ million)
Mar 2013 Qtr
531.0
59.3
Dec 2012 Qtr 580.6 66.8
Mar 2013 Ytd 1 638.4 190.0
Operating proﬁt (ZAR million) (US$ million)
Mar 2013 Qtr
170.7
18.9
Dec 2012 Qtr 238.7 27.6
Mar 2013 Ytd 583.1 67.6
Capital expenditure (ZAR million) (US$ million)
Mar 2013 Qtr
99.8
11.2
Dec 2012 Qtr 103.5 11.9
Mar 2013 Ytd 282.9 32.8

DRDGOLD LIMITED
SHAREHOLDER REPORT Q3 FY2013
DIRECTORS (*British)(**American)
Executives: DJ Pretorius (Chief executive ofﬁcer),
CC Barnes (Chief ﬁnancial ofﬁcer)
Independent non-executives: GC Campbell* (Non-executive chairman),
RP Hume, EA Jeneker, J Turk**
Company secretary: TJ Gwebu
FOR FURTHER INFORMATION, CONTACT NIËL PRETORIUS AT:
Tel:

+27 (0)11 470 2600 Fax: +27 (0)11 470 2618
Web: http://www.drdgold.com
Quadrum Ofﬁce Park • Building 1 • 50 Constantia Boulevard
Constantia Kloof Ext 28 • South Africa
PO Box 390 • Maraisburg 1700 • South Africa
CASH OPERATING COSTS RECONCILIATION
R million unless otherwise stated
Total cash costs
Mar 2013 Qtr
405.8
Dec 2012 Qtr 393.2
Mar 2013 Ytd 1 204.9
Movement in gold in process
Mar 2013 Qtr
(3.3)
Dec 2012 Qtr 3.4
Mar 2013 Ytd (12.9)
Less: Assessment rates, rehabilitation and other
Mar 2013 Qtr
22.5
Dec 2012 Qtr 22.5
Mar 2013 Ytd 78.6
Less: Retrenchment costs
Mar 2013 Qtr
–
Dec 2012 Qtr 0.6
Mar 2013 Ytd 0.6
Less: Corporate and general administration costs
Mar 2013 Qtr
23.0
Dec 2012 Qtr 28.2
Mar 2013 Ytd 70.4
Cash operating costs
Mar 2013 Qtr
357.0
Dec 2012 Qtr 345.3
Mar 2013 Ytd 1 042.4
Capital expenditure
Mar 2013 Qtr
99.8
Dec 2012 Qtr 103.5
Mar 2013 Ytd 282.9
Notional cash expenditure (NCE)
Mar 2013 Qtr
456.8
Dec 2012 Qtr 448.7
Mar 2013 Ytd 1 325.3
Gold produced (kg)
Mar 2013 Qtr
1 119
Dec 2012 Qtr 1 214
Mar 2013 Ytd 3 447
Total cash operating costs (R/kg)
Mar 2013 Qtr
319 065
Dec 2012 Qtr 284 425
Mar 2013 Ytd 302 405
Total cash operating costs (US$/oz)
Mar 2013 Qtr
1 111
Dec 2012 Qtr 1 017
Mar 2013 Ytd 1 091
FORWARD-LOOKING STATEMENTS
Many factors could cause the actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, adverse changes or uncertainties in general economic conditions in the markets we serve, a drop in the gold price, a sustained strengthening of the Rand against the Dollar, regulatory developments adverse to DRDGOLD or difﬁculties in maintaining necessary licenses or other governmental approvals, changes in DRDGOLD’s competitive position, changes in business strategy, any major disruption in production at key facilities or adverse changes in foreign exchange rates and various other factors.
These risks include, without limitation, those described in the section entitled “Risk Factors” included in our annual report for the ﬁscal year ended 30 June 2012, which we ﬁled with the United States Securities and Exchange Commission on 26 October 2012 on Form 20-F. You should not place undue reliance on these forward-looking statements, which speak only as of the date thereof. We do not undertake any obligation to publicly update or revise these forward-looking statements to reﬂect events or circumstances after the date of this report or to the occurrence of unanticipated events. Any forward-looking statements included in this report have not been reviewed and reported on by
DRDGOLD’s auditors.